Exhibit 99.1

Focus Media Reports First Quarter 2007 Results
First Quarter Revenue Increased by 75.4% and Net Income Increased by 72.7% Year-over-year

SHANGHAI, China, May 17, 2007 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced its unaudited financial results for the first quarter ended March 31, 2007.

Highlights for first quarter 2007:

● Total revenues grew 75.4% year-over-year to $58.1 million.

● Net income for the first quarter was $16.3 million compared to $9.4 million for the three months ended March 31, 2006, growing 72.7% year-over-year. Fully diluted net income per ADS for the first quarter of 2007 was $0.15. Focus Media also provides operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense and acquired intangible assets amortization expense to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) for the first quarter was $22.7million or $0.21 per fully diluted ADS., above our guidance range of $20 million to $21 million.

● Our Commercial Location Network

■ Advertising service revenue from our commercial location network, including revenue from our outdoor LED network (also referred to as our iStreet Network) and movie theater advertising network, grew 50.8% year-over-year to $32.4 million.

■ For our Premier Office Building Channel A (“Premier Channel A”), average advertising revenue per 30-second equivalent time slot (“ASP”) in Focus Media’s Tier-I Cities (Beijing, Shanghai, Guangzhou and Shenzhen) was $12,092 in the first quarter 2007, down from $13,507 in the fourth quarter of 2006, as certain time slots were sold at a higher discount due to the less-favorable audience traffic during the holiday season.

● Our In-store Network

■ Advertising service revenue from our in-store network grew 26.1% year-over-year to $6.7 million in the first quarter of 2007.

■ The total number of hypermarkets covered by our in-store network as of March 31, 2007 increased to 1,196 from 1,100 as of December 31, 2006. Substantially all of the revenue from our in-store network during this period was derived from our LCD network in hypermarkets.

● Our In-elevator Poster Frame Network

■ Advertising service revenue from our in-elevator poster frame network grew 108.8% year-over-year to $12.7 million in the first quarter 2007.

■ The total number of frames available for sale was 124,542 as of March 31, 2007, as compared to 99,784 as of December 31, 2006.

● Focus Media Wireless

■ Advertising service revenue from Focus Media Wireless was $6.0 million in the first quarter 2007, as compared to $3.5 million in the fourth quarter 2006.

● Other revenues

■ In the first quarter 2007, we derived $0.4 million in the advertising equipment sales revenues from sales to our regional distributors and licensing fee from our partner in Malaysia.

Commenting on the first quarter 2007 results, Chief Executive Officer Jason Jiang said, “As expected, our businesses were impacted by the Chinese New Year holiday in the first quarter of 2007. However, all of our businesses has posted solid growth year-over-year. We have also seen a solid sales rebound in sales into the second quarter. Most importantly during the first quarter of 2007, we completed the acquisition of Allyes, China’s largest internet advertising agency and therefore, established a solid position in China’s fast growing Internet advertising market. We expect Allyes to contribute significantly to our future growth.”

First Quarter Financial Results

For the first quarter of 2007, Focus Media reported total revenues of $58.1 million, an increase of 75.4% compared to $33.1 million for the first quarter of 2006, but a decrease of 14.9% compared to $68.3 million for the fourth quarter of 2006, due to industry seasonality and the Chinese New Year holiday during the first quarter.

Commercial Location Network

For the commercial location network, advertising service revenue, including revenue from our outdoor LED network and movie theater advertising network, was $32.4 million in the first quarter of 2007, an increase of 50.8% from $21.5 million in the first quarter of 2006.

The total number of displays installed on our commercial location network in our directly operated cities was 83,256 as of March 31, 2007, increasing from 80,263 as of December 31, 2006, while the number of displays in networks operated by our regional distributors was 4,010 as of March 31, 2007.

For our Premier Channel A, which consists primarily of the office building locations on Focus Media’s commercial location network prior to the Target Media acquisition, the total number of 30-second equivalent time slots sold (“Slots Sold”) in the first quarter of 2007 was 6,414, as compared to 8,533 in the previous quarter. The number of 30-second equivalent time slots available for sale (“Network Capacity”) in the first quarter was 16,320 as compared to 15,939 in the fourth quarter of 2006. Slots Sold in Tier-I Cities were 1,117 in the first quarter 2007 which implies a sell-out rate, or Slots Sold expressed as a percentage of Network Capacity, of 89.6% in the first quarter 2007. ASP in the Tier-I Cities was $12,029 in the first quarter 2007, down from $13,507 in the fourth quarter of 2006, as certain time slots were sold at a higher discount during the holiday period. Advertising revenue from Tier-I Cities for our Premier Channel A accounts for approximately 60.2% of the total Premier Channel A revenues. Slots Sold in Tier-II Cities were to 5,298 in the first quarter 2007, which indicates a sell-out rate of 35.1%. The Premier Channel A accounted for approximately 70% of total commercial location advertising service revenues in the quarter while other channels, our outdoor LED network and movie theater advertising business contributed the remaining 30%.

Other revenue in the first quarter was $0.4 million, which include advertising equipment sales to our regional distributors and licensing fee from our partner in Malaysia

In-store Network

Advertising service revenue from our in-store network in the first quarter 2007 was $6.7 million, an increase of 26.1% from $5.3 million in the first quarter 2006. In the first quarter 2007, we continued to expand the installed base of our hypermarkets to 1,196 stores from 1,100 hypermarkets as of December 31, 2006. The installed base of supermarkets and convenience stores was 842 and 1,897, respectively, as of March 31, 2007. The number of displays installed in our in-store network increased to 40,736 as of March 31, 2007 compared to 38,742 as of December 31, 2006.

For the in-store network, the total number of 30-second equivalent time slots (on a per week per store basis) sold in the first quarter of 2007 was 100,322, as compared to 97,774 in the previous quarter. The number of 30-second equivalent time slots available for sale, or network capacity, was 360,309, as compared to 318,342 in the previous quarter. The network sell-out rate was 27.8% based on the increased capacity. Average advertising revenue per 30-second equivalent time slot per week per store was $67 for the in-store network in the first quarter of 2007, as compared to $80 as in the fourth quarter of 2006 due to seasonality.

Poster Frame Network

Advertising service revenue from our poster frame network placed primarily in the elevators of residential complexes was $12.7 million in the first quarter of 2007, 108.8% from $6.1 million in the first quarter of 2006. The total number of frames available for sale was 124,542 as of March 31, 2007, as compared to 99,784 as of December 31, 2006. The number of frame slots (on a monthly basis) sold in the first quarter 2007 increase 17.2% to 195,603, as compared to 166,825 in the previous quarter. The network capacity calculated based on the number of frame slots (on a monthly basis) available for sale in the first quarter of 2007 was 375,346, as compared to 294,294 in the previous quarter. The network sell-out rate was 52.1% based on the increased capacity. Average advertising revenue per frame slot was $65 per month in the first quarter of 2007 as compared to $83 per month in the fourth quarter of 2006 due to seasonality.

Advertising on Wireless Network

Advertising service revenue from Focus Media Wireless in the first quarter of 2007 was $6.0 million, as compared to $3.5 million in the fourth quarter of 2006.

In the first quarter of 2007, for our commercial location and in-store businesses, we added approximately 187 new advertising clients, bringing the cumulative number of advertisers on the Focus Media commercial location network and in-store network to approximately 2,800.

Gross profit for the first quarter of 2007 was $33.7 million, representing an increase of 82.1% compared to $18.5 million for the corresponding period a year ago. Gross margin for the first quarter was 58.0%, as compared to 55.8% in the first quarter of 2006. In the first quarter 2007, gross margin for the commercial location network (including our outdoor LED network and movie theater advertising business) was 61.7%; the in-store network gross margin was 24.7%; the poster frame network gross margin was 66.9%; Focus Media wireless gross margin was 56.5%.

In the first-quarter of 2007, operating expenses totaled $20.5 million, including $1.9 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $4.5 million. Operating expenses as a percentage of total revenues in the first quarter 2007 was 35.3%. Selling and marketing expenses in the first quarter totaled $9.9 million including $2.1 million in share compensation expense, or 17.0% of total revenues. General and administrative expense in the first quarter was $8.7 million including $2.2 million in share-based compensation expense, or 14.9% of total revenues. As a result, operating margin in the first quarter of 2007 was 22.7%. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, operating margin (non-GAAP) was 33.8% in the first quarter 2007, as compared to 34.7% in the first quarter of 2006.

Net income for the first quarter of 2007 was $16.3 million, an increase of 72.7% compared to $9.4 million for the same period in 2006.  On April 11, 2007, On April 11, 2007, Focus Media effected a change in ADS-to-share ratio which had the equivalent effect of a share split. The ADS to ordinary share ratio was decreased from 1 ADS to 10 ordinary shares to 1 ADS to 5 ordinary shares. All of the per-ADR data reported after April 11, 2007 is based on the new ratio. Fully diluted net income per ADS for the first quarter of 2007 was $0.15. Net income excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) in the first quarter of 2007 was $22.7million, or $0.21 per fully diluted ADS.

In the first quarter of 2007, cash flow from operating activities was $24.0 million. Total depreciation expense was $3.8 million. Day sales outstanding (“DSO”), excluding Allyes, was 100 days due to seasonality.

Other Recent Developments

In the first quarter of 2007, Focus Media changed the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing ten (10) ordinary shares to one (1) ADS representing five (5) ordinary shares, effective as of April 11, 2007. For Focus Media’s ADS holders, this ratio change had the same effect as a two-for-one ADS split. There will be no change to Focus Media’s underlying ordinary shares.

In March 2007, Focus Media completed its acquisition of Allyes Information Technology Company Limited, the largest internet advertising service company in China. The Allyes acquisition extends our life-style media platform to one of the fastest growing media segments in China, the Internet, reaching high-end urban consumers. Following the close of the acquisition, Allyes became a wholly-owned subsidiary of Focus Media.

On May 15, 2007, the Board of Director confirmed the appointment of Dr. Tan Zhi, president of Focus Media, as a director of the company.

BUSINESS OUTLOOK

The company estimates its total revenues for the second quarter of 2007 will range from $103 million to $107 million, or $112 million to $116 million in gross revenue prior to the deduction of sales tax. Second quarter 2007 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $40 million and $41 million or $0.34 to $0.35 per fully diluted ADS based on 117 million total ADS equivalent average shares outstanding.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP operating margin, non-GAAP net income and non-GAAP earning per fully diluted ADS, all excluding non-cash share-based compensation and amortization of acquired intangible assets resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended March 31 2006 and 2007, and December 31, 2006, in the attached financial information.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	Three months ended
	2007-3-31	2006-3-31	2006-12-31
	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$16,292	$9,433	$30,088

Amortization of acquired intangible assets	1,932	999	1,704
Share-based compensation	4,517	1,466	3,436

Non-GAAP net income	$22,741	$11,898	$35,228

GAAP income per ADS — basic	$0.15	$0.11	$0.28

GAAP income per ADS — diluted	$0.15	$0.10	$0.28

Non-GAAP income per ADS — basic	$0.21	$0.14	$0.33

Non-GAAP income per ADS — diluted	$0.21	$0.13	$0.32

Shares used in calculating basic GAAP /Non-GAAP income per ADS	107,179,635	87,646,418	106,528,150

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	110,390,777	93,179,064	109,915,074

GAAP income from operations	$13,180	$9,048	$27,556

Amortization of acquired intangible assets	1,932	999	1,704
Share-based compensation	4,517	1,466	3,436

Non-GAAP income from operations	$19,629	$11,513	$32,696

Non-GAAP operating margin	33.8%	34.7%	47.9%

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the first quarter 2007 financial results and second quarter 2007 business outlook at 9:00 p.m. U.S. Eastern Time on May 17, 2007 (6:00 p.m. U.S. Pacific Time on May 17, 2007; 9:00 a.m. Beijing/Hong Kong time on May 18, 2007). The dial-in details for the live conference call are: U.S. Toll Free Number +1-800-299-8538, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-786-2902; Pass code 85296374.

A replay of the call will be available from May 17, 2007 until May 24, 2007 (U.S. Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 85604313. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of March 31, 2007, Focus Media had approximately 90,000 display units in our commercial location network, 40,700 display units in our in-store network, 124,500 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers had placed advertisements through our multi-platform networks as of March 31, 2007. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	2007-3-31	2006-12-31
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$204,563	$164,611
Investment in available-for-sale securities	21,980	—
Accounts receivables, net	93,720	67,942
Inventories	2,338	519
Prepaid expenses and other current assets	11,916	6,268
Deposit paid for acquisition of subsidiaries	19,745	3,526
Amount due from related parties	453	456
Total current assets	$354,715	$243,322

Rental Deposits	14,177	11,833
Deposit paid for acquisition of equipment	5,440	4,301
Deposit paid for acquisition of subsidiaries	7,945	525
Equipment, net	72,478	70,250
Acquired intangible assets, net	103,158	34,717
Goodwill	630,484	497,801
Long term investments	77	—
Other long term assets	673	723
Deferred tax assets	967	826
Total assets	$1,190,114	$864,298

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Other short term loans	$—	$3,115
Accounts payable	18,390	5,988
Accrued expenses and other current liabilities	56,470	38,489
Income taxes payable	7,386	3,300
Total current liabilities	$82,246	$50,892

Non-current liabilities
Liabilities assumed upon acquisitions	1,281	183

Total liabilities	$83,527	$51,075

Minority interests	427	358
Shareholders’ equity
Ordinary shares	29	27
Additional paid in capital	985,188	709,196
Retained earnings (note 7)	111,019	96,195
Accumulated other comprehensive income	9,924	7,447
Total shareholders’ equity	$1,106,160	$812,865

Total liabilities and shareholders’ equity	$1,190,114	$864,298

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended
	2007-3-31	2006-3-31	2006-12-31
	(unaudited)	(unaudited)	(unaudited)
Gross revenues (note 3):
- Commercial Locations	$35,653	$23,554	$46,495
- In-store Network	7,366	5,818	8,673
- In-elevator Poster Frame Network	13,854	6,658	15,113
- Mobile Handset Advertising network	6,020	—	3,714
Other Revenue	381	304	1,151

Total gross revenues	$63,274	$36,334	$75,146
Less: Sales taxes	5,159	3,197	6,892

Total net revenues	$58,115	$33,137	$68,254
Cost of revenues (note 4):
Net advertising service cost
- Commercial Locations	12,417	8,035	11,337
- In-store Network	5,027	3,973	5,123
- In-elevator Poster Frame Network	4,195	2,397	3,389
- Mobile Handset Advertising network	2,614	—	1,297
Other Costs	165	232	373
Total cost of revenues	24,418	14,637	21,519
Gross profit	33,697	18,500	46,735
Operating expenses:
General and administrative (note 4)	8,683	4,395	8,750
Selling and marketing (note 4)	9,902	4,057	8,725
Amortization of acquired intangible assets	1,932	999	1,704
Total operating expenses	20,517	9,451	19,179

Income from operations	13,180	9,049	27,556
Interest income, net	2,693	916	1,693
Other income (expenses), net	1,356	45	1,219
Income before tax and minority interests	17,229	10,010	30,468
Income tax expense
- Current	1,101	65	624
- Deferred	(133)	552	(252)
Total income taxes	968	617	372

Income before minority interests	16,261	9,393	30,096
Minority Interests	(31)	(40)	8

Net income	$16,292	$9,433	$30,088
Income per ADS — basic	$0.15	$0.11	$0.28

Income per ADS — diluted	$0.15	$0.10	$0.28

Shares used in calculating basic income per ADS	107,179,635	87,646,418	106,528,150

Shares used in calculating diluted income per ADS	110,390,777	93,179,064	109,915,074

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended
	2007-3-31	2006-3-31	2006-12-31
	(unaudited)	(unaudited)	(unaudited)

Operating activities:
Net income	$16,292	$9,433	$30,088

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(31)	(40)	8
Bad debt provision	796	195	447
Share based compensation	4,517	1,467	3,436
Depreciation and amortization	3,838	2,606	3,893
Amortization of acquired intangible assets	1,932	999	1,704
Changes in assets and liabilities, net of effects of acquisitions	(3,369)	(9,894)	7,544
Net cash provided by operating activities	23,975	4,766	47,120

Investing activities:
Purchase of equipment and other long term assets.	(6,633)	(8,354)	(9,574)
Acquisition of an intangible asset	—	—	(6,403)
Purchase of subsidiaries, net of cash acquired	(52,260)	—	(444)
Diluted minority interest’s share	—	(57,719)	(1,011)
Deposits paid to acquire subsidiaries	(20,069)	—	(691)
Expiration of/ (investment in) available-for-sale securities	(21,980)	—	35,000
Disposal of an investment	—	—	60
Net cash provided by/(used in) investing activities.	(100,942)	(66,073)	16,937

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	117,195	65,664	3,609
Proceeds from short-term bank loans	—	1,247	—
Capital injection from minority shareholders	97	250	77
Repayment of short-term bank loans	—	(991)	—
Repayment of short-term other loans	(3,115)	(79)	—
Net cash provided by financing activities	114,177	66,091	3,686

Effect of exchange rate changes	2,742	426	1,759

Net increase in cash and cash equivalents	39,952	5,210	69,502
Cash and cash equivalents, beginning of period	164,611	36,653	95,109

Cash and cash equivalents, end of period	204,563	41,863	164,611
Supplemental disclosure of cash flow information:
Income taxes paid	$280	$—	$124

Interest paid	$—	$13	$—

Supplemental disclosure of non-cash investing activity:

Acquisition of subsidiaries:
Value of ordinary share consideration	$154,281	$—	$—
Accounts payable	$3,892	$—	$4,507

Notes:

Note 1:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.7342 on March 31, 2007.

Note 3:	Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended
	2007-3-31	2006-3-31	2006-12-31
	(unaudited)	(unaudited)	(unaudited)

Gross Advertising Service Revenue:
Commercial Locations
- Unrelated parties	$35,608	$21,200	$45,774
- Related parties	45	2,354	721
Total Commercial Locations	35,653	23,554	46,495

In-store Network
- Unrelated parties	7,366	5,216	8,673
- Related parties	—	602	—

Total in-store network	7,366	5,818	8,673

In-elevator Poster Frame Network
- Unrelated parties	13,854	6,658	15,113
Total In-elevator Poster Frame Network	13,854	6,658	15,113

Mobile Handset Advertising Network
- Unrelated parties	6,020	—	3,714
Total Mobile Handset Advertising Network	6,020	—	3,714
Gross Advertising Services Revenue:	62,893	36,030	73,995
Less: Sales taxes£º
Commercial Locations	3,274	2,082	4,530
In-store Network	688	524	819
In-elevator Poster Frame Network	1,185	591	1,338
Mobile Handset Advertising Network	12	—	205

Total sales taxes	5,159	3,197	6,892

Net Advertising Service Revenue	57,734	32,833	67,103
Add: Other revenue:	381	304	1,151

Net revenues:	$58,115	$33,137	$68,254

Note 4: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	Three months ended
	2007-3-31	2006-3-31	2006-12-31
	(unaudited)	(unaudited)	(unaudited)
Cost of sales	$281	—	$147
Selling and marketing	2,061	337	1,202
General and administrative	2,175	1,129	2,087

Total	$4,517	$1,466	$3,436

Note 5: The Company has performed preliminary purchase price allocation on their acquisition made in the third and fourth quarters of 2006 and the first quarter of 2007 based on an internal valuation performed by management.  The purchase price allocation will be finalized once the independent valuation analysis is completed.

Note 6: The earnings per ADS is based on the new conversion ratio of 1 ADS to 5 ordinary shares, effective as of April 11, 2007. The comparative numbers haven been adjusted to reflect the conversion.

Note 7: Effective January, 1 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109.” The cumulative effect on adoption of FIN 48 has been recorded as an adjustment to increase income tax provision and decrease the retained earnings as of January 1, 2007 by $1.5 million, respectively.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)

	Three months ended
	2007-3-31	2006-3-31	2006-12-31
	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$16,292	$9,433	$30,088

Amortization of acquired intangible assets	1,932	999	1,704
Share-based compensation	4,517	1,466	3,436

Non-GAAP net income	$22,741	$11,898	$35,228

GAAP income per ADS — basic	$0.15	$0.11	$0.28

GAAP income per ADS — diluted	$0.15	$0.10	$0.28

Non-GAAP income per ADS — basic	$0.21	$0.14	$0.33

Non-GAAP income per ADS — diluted	$0.21	$0.13	$0.32

Shares used in calculating basic GAAP /Non-GAAP income per ADS	107,179,635	87,646,418	106,528,150

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	110,390,777	93,179,064	109,915,074

GAAP income from operations	$13,180	$9,048	$27,556

Amortization of acquired intangible assets	1,932	999	1,704
Share-based compensation	4,517	1,466	3,436

Non-GAAP income from operations	$19,629	$11,513	$32,696

Non-GAAP operating margin	33.8%	34.7%	47.9%